Form C/A


Amended Offering Statement
of
Creamy Coconuts, LLC (dba kubé nice cream)
(the "issuer," the "company," "we," "our," "us")

Revenue-Share Promissory Notes


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We will file a report with the SEC annually and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Creamy Coconuts, LLC	Limited liability company	California	January 19, 2016	28304 Armour Street, Hayward, CA 94545	www.kubenicecream.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and

offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Kai B. Nortey	CEO/Co-Founder/Member	2014-present
Ernest Nee-Nueh Nortey	President/Co-Founder/Member	2014-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Occupation and activities	Dates of Service
Kai Nortey	N/A	N/A	Integrated marketing communications and PR	2013-present

Name	Employer	Employer's principal business	Role	Dates of Service	Responsibilities
Ernest Nee-Nueh Nortey	Coupa Software	Cloud platform for business spend management (BSM)	Senior Technical Writer	2016-present	Technical writing
Ernest Nee-Nueh Nortey	Omnivision Technologies, Inc.	Provider of advanced digital imaging solutions	Senior Technical Writer	2006-2016	Technical writing

For detailed biographies of Kai Nortey and Ernest Nee-Nueh Nortey, please see the issuer's crowdfunding page at crowdfundmainstreet.com, and please see **Exhibit G** filed with the SEC with this Form C/A.

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Kai B. Nortey	50%
Ernest Nee-Nueh Nortey	50%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

What is kubé nice cream?

We are an artisan food production company that produces non-dairy, raw coconut ice cream--kubé nice cream. We value food justice, integrity, real food with no chemicals, restoring community health, and local food systems.

Our mission is to uplift, revitalize, and environmentally sustain an ethnically inclusive food-justice and health economy by producing the most authentic non-dairy, raw coconut nice cream without bleaching chemicals.

We hand-crack mature coconuts and cold-press the cream out of the fiber to make small batches of nice cream with plant-based flavors. Customers, along with vegan chefs, food experts, celebrities, and PR influencers have spoken positively about the quality of kubé nice cream. Some of the things they have said are: it's creamy; it dissipates on the tongue easily; and its flavors are fresh and bold, with no strong coconut flavor. Some have said that it tastes like the best artisan dairy ice cream they have ever had--but kubé nice cream is non-dairy.

I haven't tasted flavors this bold and pronounced from any other ice cream brand. It is truly unique. The key lime feels like biting into a fresh lime--what an amazing palate cleanser! In fact, I love all the citrus flavors. Then there's the cardamom, which I was certain I wouldn't like, but ended up loving. And then the vanilla studded with vanilla seeds, and the toasted pecan and salted caramel...it just goes on and on. There is no detectable coconut taste, and it's just sweet enough for the flavors to sing through. Smooth, dense, creamy--it is truly a premium dessert."

— *Miyoko S. from Miyoko's https://miyokos.com/*

We have created an artisan method to make our raw coconut nice cream. This method requires us to use our patent-pending, commercial food-grade device to shred mature coconuts and cold-press raw coconut cream out of the fiber. We and others find that this method creates a creamier, fresher taste, compared to pasteurized coconut cream made by other brands. Unlike some other brands of coconut ice cream, we do not use artificial flavors, artificial colors, soy, peanuts, bleaching chemicals, or preservatives. In particular, we do not use sodium metabisulfite, a bleaching chemical preservative that is used in the entire coconut cream and coconut milk industry. Sodium metabisulfite is used in the coconut industry to extend shelf life of all coconut cream, coconut milk, and coconut shred products. The FDA does not legally require sodium metabisulfite to be listed in a product's ingredients if there are 10 parts per million or fewer of the preservative in the product. Many people are allergic to sulfites and do not know that sodium metabisulfite is used in coconut products, including non-dairy, coconut desserts. However, there is evidence that sodium metabisulfite can cause both gastrointestinal and hormonal issues in humans and animals. Due to our food-justice values, we will never use sodium metabisulfite or other preservatives. Our product already has a shelf life between 6 months and 1 year in the frozen dessert category.

We believe in funding living wage jobs and restoring value, integrity, and healthy relationships back to people and diverse communities. We plan to build an ethnically inclusive, diverse staff, such as mothers returning back to work, people of color who have been excluded from the plant-based food industry, disabled people, and formerly incarcerated people.

We have an environmental sustainability model, where we give our byproducts (coconut shells and coconut fiber) to urban regenerative soil farms and organic gardens in Oakland, California. Our byproducts make nutrient-dense compost regenerative soil for organic vegetables and fruits.

Business Plan

We have been developing our process and recipes and exploring specialized equipment to make our product since 2014. Product development and R&D, with regard to our patent-pending coconut device, occurred in years 2016 and 2017. In 2018, we began operations--selling our product at cultural and corporate events, weddings, farmers markets, and through online orders--this year.

In year one, 2018-2019, we plan to continue to increase our sales of product at corporate and cultural events, pop-ups, and farmers markets to gain brand recognition and brand preference before opening up a storefront. We plan to order more industrial ice cream equipment and automatic coconut equipment to support our production needs to meet the current demand. This demand requires us to hire between six and ten employees to support our operations and daily production. It is imperative that we develop a strong food-justice organizational and staff culture in order to attract and retain food-justice enthusiasts, as well as to develop new local food systems that restore health, integrity, and trusted relationships back to people and health conscious consumers. To help us do that, we plan to hire a consultant specializing in both strategic communications and organizational operations. This consultant will be values-aligned with us to help us attract and retain team members who share our mission around food justice..

In year two, 2019-2020, we plan to lease our own commercial kitchen that will be between 800 and 1200 square feet in the Bay Area. Right now we rent a shared kitchen which restricts our operational needs. Having a space of our own will give us more control and flexibility to produce nice cream whenever we need. We will produce and package nice cream in gallon containers, 16 oz pints, and 3.5 oz mini containers. We will sell product to Bay Area corporate and cultural events, to cafes and local health food stores, and via local online orders using a food courier service. We plan to pilot a few food courier services that will deliver kubé nice cream pints directly to households in the Bay Area. We also plan to wholesale to vegan restaurants, local values-aligned health food stores and cooperative grocery stores in Oakland, Berkeley, San Francisco, Palo Alto, and Santa Cruz, California. We intend to pilot our own small freezers, containing our mini containers in local health food stores and cafes, so that our product is highly distinguished and branded correctly in the non-dairy, frozen dessert category. We must have our own branded freezers in local health food stores to distinguish us. We do not know of any other company in the Northern Bay Area that makes non-dairy, raw coconut ice cream using raw, cold-pressed coconut cream without bleaching chemicals (no sodium metabisulfite).

In late 2020, we plan to create a storefront in a busy, developed area of either Oakland or Berkeley, California where foot traffic is high, to sell nice cream scoops and 16 oz containers and 3.5 oz containers of nice cream. At the same time, we intend to maintain a steady presence at a local farmers market in Oakland on the weekend.

By 2022, we plan to develop a franchise model of our artisan production method and storefront model, so that other food-justice entrepreneurs can replicate our local, non-dairy food systems of kubé nice cream in other states and other tropical countries.

(e) The current number of employees of the issuer.

The two co-founders listed in Item (c) above.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Foodborne illness
Although we will use food safety and sanitary practices according to applicable regulations and best practices in the food industry, it is possible our product could become contaminated and that in that event customers could become ill from consuming it. The product could spoil if left outside of a freezer for over 60-minutes and would need to be thrown away at that point. If it is consumed after being left out for that long, the person who eats it could become ill. People with compromised immune systems could get sick from eating our product. This is because there are

natural enzymes and natural bacteria which are in raw fruit, including the raw coconut we use to make our product, that a healthy person would otherwise be able to ward off.

Spoilage
If the product is left outside of a freezer for over 60 minutes it will spoil and begin to ferment. If this happens, it would result in loss of product that would lead to extra expense and loss of income for the company.

Environmental and climate disasters and changes
Natural disasters such as earthquakes, tropical storms, hurricanes, wind or dust storms, flooding, drought, erosion, rock slides, as well as environmental and climate changes, could affect the growth, transportation, and delivery of coconuts. This could affect our ability to produce nice cream and result in a loss. We plan to import coconuts from multiple countries in order to lessen this risk.

New business
The founders have been making raw coconut frozen desserts for four years and have learned the process for making the coconut cream and about the sanitation necessary to ensure that it is safe to consume. However, they have no prior experience running a business. The success of the business may depend on their obtaining the skills to manage a business by receiving training or from consultation with experienced business advisors.

Inability to compete
We may not have sufficient financial resources to successfully compete in the frozen dessert business. A large number of enterprises provide products or services in this industry. Although we are distinct from many established businesses in that we use raw coconut cream without preservatives or pasteurization, and we believe the demand for raw, plant-based products is increasing, we will still be competing with established businesses that have an operating history and have greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Regulatory issues
Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We are also subject to additional regulations specific to food. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Key persons
Much of the company's success depends on the skills, experience, and performance of its key persons and on our suppliers' knowledge and skills, as we have carefully selected these suppliers

to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

Co-founder control
Control of the company and all of its operations are solely with its two co-founders and will likely remain with them. Investors must rely upon the judgment and skills of the co-founders.

Failure to meet financing goals
We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the company's business, operating results and financial condition. We have incurred startup organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. As of the date of our most recent financial statements, we had accumulated aggregate organizational costs of $85,000 that the co-founders personally invested. As our company is in its startup phase, we expect to experience additional losses from operations and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

No guarantee of return on investment
No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Each prospective investor should carefully read this Form C/A, all **Exhibits**, and our crowdfunding page at crowdfundmainstreet.com and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Tax risks
No representation or warranty of any kind is made by the company, the members, managers, counsel to the company, or any other professional advisors thereto with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Revisions to use of proceeds
It is possible that the use of the proceeds will be revised by management. If proceeds from this offering are insufficient in terms of the actual start-up costs, the company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the company's business, prospects, financial condition, and results of operations.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach this amount is December 19, 2018.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $579,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

If we raise our minimum target offering amount of $50,000 we plan to use the proceeds to purchase automatic coconut equipment to increase capacity and to meet the demand for our nice cream.

If we raise more than the minimum target offering amount, we intend to use the proceeds as follows:

Use	Maximum proceeds allocated
Leasing our own commercial kitchen in Oakland will support our need to produce more nice cream for corporate and cultural events, farmers markets, and health food stores.	$24,000
Freezing equipment, automatic coconut processing equipment, and juice presses that will allow us to produce a larger volume of nice cream more quickly.	$240,000
Values-aligned consultant in organizational operations and strategic communications to support work culture, communication across all operations, hiring and retention of values-aligned staff, and obtaining certification as a B Corp.	$20,000
Inventory of ingredients.	$20,000

Six to ten values-aligned team members at salaries of $16-$18 per hour.	$255,000
Fair-trade partnerships with farmers in Guatemala, the Philippines, and Central America to purchase a shipping container of mature coconuts.	$20,000
Total	$579,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, CMS will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that you are expected to receive.

Direct the refund of the investor's funds. Please note that the Company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the

investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The only class of security the company has is the promissory notes (the "Notes," each, a "Note"), which are offered in this offering.

The Notes will have the following principal provisions:

When Paid in Full: Outstanding principal and accrued interest on each Note will be considered paid in full when the company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.35. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2026.

Payments: Beginning on March 31, 2021, the company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full, the full Repayment Amount to be paid no later than March 31, 2026.

The annual payment shall be each investor's pro rata share (a fraction, the numerator of which is investor's original investment amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest, if any, on all of the promissory notes which contain substantially the same terms, except for the Repayment Amount) of forty percent (40%) of the company's "Net Revenue" (all of the Borrower's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation).

The company's accountant shall calculate Net Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.

Investors' rights under the Notes may only be modified or limited as described under "Amendment" above.

Investors will not have voting rights or ownership of the company. The company is owned and managed by its co-founding members listed in Item (c).

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of Note filed with the SEC with this offering statement as **Exhibit A** for the complete terms of the investment.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The company has no shareholders. The company's two members/co-founders have the absolute right to make decisions with respect to the assets of the company. It is possible that the members/co-founders could make a decision that has negative consequences for the company and therefore the investors in the Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor's rights under the Note may only be amended as described in Item (m)(1) above. In the event of a change of control of the company, the Note would remain binding on the company's successors.

If the Company issues additional promissory notes with substantially the same terms as the Notes, the investor's annual Pro Rata Share of the issuer's Net Revenue could be diluted. If there are more investors owning promissory notes with substantially similar terms as the Notes issued in this offering, the amount owed to the investor relative to the amount owed to all investors could be reduced. If that happens, the investor's Pro Rata Share—and the annual payment due to it—would also become smaller.

Note, however, that the total Repayment Amount to the investor would remain the same regardless of how many investors hold promissory notes with substantially similar terms as the Notes.

The company's two members/co-founders have the absolute right to make decisions with respect to the assets of the company. The company's members/co-founders could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return, including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties.

Please see Item (f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith

estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

We have $18,000 in revolving debt from business credit cards. The interest rate is 15.99%.

(q) A description of exempt offerings conducted within the past three years.

We have a concurrent offering of debt and equity under SEC Rule 506(c). No securities have been sold yet, but we have a non-binding commitment of $30,000. The use of proceeds of this offering will be the same as the use of proceeds for the offering described in this Offering Statement.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

Between 2014 and 2017, the company focused on research and development for nice cream recipes and coconut processing tools, including our patent-pending, commercial food-grade (304 SS) coconut scraper device. We designed the device over the course of two years, with four prototypes and the support of a mechanical engineer. The device is a core part of our process for making nice cream. The co-founders personally invested a total of $85,000 into the company from 2016 to 2018. This investment went towards all research and development, costs of industrial ice cream equipment and an industrial juice press, legal and patent-pending fees, and the hiring of a mechanical engineer contractor.

In 2018, we began operations to sell kubé nice cream at Bay Area cultural events, online orders, corporate events, and farmers' markets to build brand recognition and brand preference.

Liquidity and Capital Resources

We have not yet achieved profitability and want to build our capacity to produce a steady volume of product so that we can. As described in Items (d) and (i) above, we plan to lease our own commercial kitchen instead of renting a shared kitchen that restricts our operational needs. We plan to hire a staff of six to ten team members and purchase additional equipment so that we can produce more and meet the demand for our product. This offering and a concurrent SEC Rule 506(c) private offering will help us to do this.

With increased capacity, we will be able to continue and increase our sales of product at corporate and cultural events, as well as at farmers markets and will be able to begin sales to grocery stores, restaurants, and cafes; to open a storefront; and to utilize a food courier service to deliver product directly to households. By 2022, we plan to develop a franchise model of our artisan production method and storefront model so that other food-justice entrepreneurs can replicate our local food system, of kubé nice cream in other states and other tropical countries. Our goal is to achieve profitability by 2025 by reaching these milestones.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on an investor page of www.kubenicecream.com by April 30, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None. However, please see the **Exhibits** filed with the SEC with this Form C/A and please see the issuer's campaign page on crowdundmainstreet.com for further information about the offering.

Exhibits List

Exhibit A: Form of Note
Exhibit B: 2016 and 2017 Financial Statements
Exhibit C: Articles of Organization
Exhibit D: Executive Summary
Exhibit E: Pitch Deck
Exhibit F: Term Sheet
Exhibit G: Crowdfunding Page
Exhibit H: Crowdfunding Video Transcript